

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

Via E-Mail
Charles Saracino
Chief Executive Officer
X-Factor Communications Holdings, Inc.
3 Empire Blvd., 5th Floor
South Hackensack, NJ 07606

      Re: X-Factor Communications Holdings, Inc.
             Form 8-K
             Filed May 21, 2012
             File No. 000-54341

Dear Mr. Saracino:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Barbara C. Jacobs

                Barbara C. Jacobs
                Assistant Director

cc: Via E-Mail
        Melanie Figueroa, Esq.
        Richardson & Patel, LLP